Exhibit 11.1

Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2003		2002		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net Earnings	$1,442	$1,442	$1,793	$1,793	$5,661	$5,661	$3,438	$3,438

Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,538	14,538	14,151	14,151	14,374	14,374	14,112	14,112

Less treasury shares	(1,494)	(1,494)	(1,184)	(1,184)	(1,480)	(1,480)	(1,137)	(1,137)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	498	—	230	—	324	—	362

	13,044	13,542	12,967	13,197	12,894	13,218	12,975	13,337

Net earnings per share	$0.11	$0.11	$0.14	$0.14	$0.44	$0.43	$0.26	$0.26